Exhibit 99.(d)(2)(i)

Appendix A

INVESTMENT ADVISORY AGREEMENT
FOR
OAKMARK SELECT FUND

AMENDED FEE SCHEDULE

The Trust shall pay out of Fund assets to the Adviser a monthly fee, based on the Fund’s average daily net assets, at the annual rate of 0.758% up to $250 million; 0.733% on the next $250 million; 0.713% on the next $3.5 billion; 0.693% on the next $5 billion; 0.633% on the next $2 billion; and 0.608% over $11 billion.

Dated: October 1, 2022